FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2017

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – nine months ended December 31, 2016

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2017	By:	/s/ Hajime Ikeda
Hajime Ikeda
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2016 (U.S. GAAP)

Date:	January 31, 2017
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya
(Overseas) New York, Singapore
Representative:	Koji Nagai
Group CEO, Nomura Holdings, Inc.
For inquiries:	Michio Okazaki
Managing Director, Head of Management Accounting and Investor Relations, Nomura Holdings, Inc.
Tel: (Country Code 81) 3-5255-1000
URL: http://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)

	For the nine months ended December 31
	2015		2016
	(Millions of yen, except per share data)
		% Change from December 31, 2014		% Change from December 31, 2015
Total revenue	1,360,881	(4.2%)	1,288,405	(5.3%)
Net revenue	1,115,535	(4.6%)	1,054,120	(5.5%)
Income before income taxes	177,496	(26.6%)	240,487	35.5%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	150,703	5.6%	178,351	18.3%
Comprehensive income (loss)	132,536	(53.5%)	190,070	43.4%
Basic-Net income attributable to NHI shareholders per share (Yen)	41.88		49.94
Diluted-Net income attributable to NHI shareholders per share (Yen)	40.85		48.76
Return on shareholders’ equity - annualized	7.3%		8.6%

Note: Return on shareholders’ equity is a ratio of net income attributable to NHI shareholders to total NHI shareholders’ equity.

(2) Financial Position

	At March 31	At December 31
	2016	2016
	(Millions of yen, except per share data)
Total assets	41,090,167	43,052,109
Total equity	2,743,015	2,867,979
Total NHI shareholders’ equity	2,700,239	2,807,241
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.5%
Total NHI shareholders’ equity per share (Yen)	748.32	796.79

2. Cash Dividends

	For the year ended March 31
	2016	2017	2017 (Plan)
	(Yen amounts)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	10.00	9.00	—
At December 31	—	—	—
At March 31	3.00	—	Unconfirmed
For the year	13.00	—	Unconfirmed

Note: Fiscal year 2017 Q4 dividend forecasts are not presented per reasons stated in “3. Earnings forecasts for the year ending March 31, 2017”.

3. Earnings Forecasts for the year ending March 31, 2017

  Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

      (Changes in specified subsidiaries in accordance with changes in the scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a) Changes in accounting policies due to amendments to the accounting standards : Yes

  b) Changes in accounting policies due to other than a) : None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2016	2016
Number of shares outstanding (including treasury stock)	3,822,562,601	3,822,562,601
Number of treasury stock	214,170,602	299,352,820

	For the nine months ended December 31
	2015	2016
Average number of shares outstanding (year-to-date)	3,598,664,288	3,571,089,578

*Quarterly review

The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors at the point of disclosing this financial summary.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Notes to the Summary Information	P. 5

(1) Changes in Accounting Policies	P. 5

3. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

4. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Changes in Tax Laws	P.14
(4) Unconsolidated Quarterly Financial Statements [Japanese GAAP]	P.15
(5) Other	P.15

—    1    —

1. Qualitative Information of the Quarterly Consolidated Results

(1) Consolidated Operating Results

    U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net revenue	1,115.5	1,054.1	(5.5)
Non-interest expenses	938.0	813.6	(13.3)

Income (loss) before income taxes	177.5	240.5	35.5
Income tax expense	24.0	60.7	152.6

Net income (loss)	153.5	179.8	17.1

Less: Net income (loss) attributable to noncontrolling interests	2.8	1.4	(48.9)

Net income (loss) attributable to NHI shareholders	150.7	178.4	18.3

Return on shareholders’ equity - annualized	7.3%	8.6%	—

Note: Return on shareholders’ equity is a ratio of net income (loss) attributable to NHI shareholders to total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,054.1 billion yen for the nine months ended December 31, 2016, a decrease of 5.5% from the same period in the prior year. Non-interest expenses decreased by 13.3% from the same period in the prior year to 813.6 billion yen. Income before income taxes was 240.5 billion yen and net income attributable to NHI shareholders was 178.4 billion yen for the nine months ended December 31, 2016.

    Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net revenue	1,112.7	1,044.7	(6.1)
Non-interest expenses	938.0	813.6	(13.3)

Income (loss) before income taxes	174.7	231.0	32.3

In the above segment information totals, which exclude unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2016 was 1,044.7 billion yen, a decrease of 6.1% from the same period in the prior year. Non-interest expenses decreased by 13.3% from the same period in the prior year to 813.6 billion yen. Income before income taxes was 231.0 billion yen for the nine months ended December 31, 2016. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

—    2    —

<Business Segment Results>

    Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net revenue	350.6	271.3	(22.6)
Non-interest expenses	235.2	222.2	(5.5)

Income (loss) before income taxes	115.5	49.0	(57.5)

Net revenue decreased by 22.6% from the same period in the prior year to 271.3 billion yen, primarily due to decreasing commissions from distribution of investment trusts and brokerage. Non-interest expense decreased by 5.5% to 222.2 billion yen. As a result, income before income taxes decreased by 57.5% to 49.0 billion yen.

    Operating Results of Asset Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net revenue	75.1	76.1	1.4
Non-interest expenses	44.2	42.5	(4.0)

Income (loss) before income taxes	30.9	33.7	9.0

Net revenue increased by 1.4% from the same period in the prior year to 76.1 billion yen. Non-interest expense decreased by 4.0% to 42.5 billion yen. As a result, income before income taxes increased by 9.0% to 33.7 billion yen. Assets under management were 43.2 trillion yen as of December 31, 2016.

    Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net revenue	584.1	568.1	(2.7)
Non-interest expenses	545.8	434.8	(20.3)

Income (loss) before income taxes	38.2	133.3	248.7

Net revenue decreased by 2.7% from the same period in the prior year to 568.1 billion yen. Non-interest expense decreased by 20.3% to 434.8 billion yen. As a result, income before income taxes increased by 248.7% from the same period in the prior year to 133.3 billion yen.

—    3    —

    Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net revenue	102.9	129.2	25.6
Non-interest expenses	112.8	114.2	1.2

Income (loss) before income taxes	(9.9)	15.0	—

Net revenue was 129.2 billion yen. Income before income taxes was 15.0 billion yen.

(2) Consolidated Financial Position

Total assets as of December 31, 2016 were 43,052.1 billion yen, an increase of 1,961.9 billion yen compared to March 31, 2016, mainly due to the increase in Securities purchased under agreements to resell. Total liabilities as of December 31, 2016 were 40,184.1 billion yen, an increase of 1,837.0 billion yen compared to March 31, 2016, mainly due to the increase in Securities sold under agreements to repurchase and Trading liabilities. Total equity as of December 31, 2016 was 2,868.0 billion yen, an increase of 125.0 billion yen compared to March 31, 2016.

(3) Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

—    4    —

2. Notes to the Summary Information

(1) Changes in Accounting Policies (UNAUDITED)

Recognition and measurement of financial assets and financial liabilities

On April 1, 2016, Nomura early adopted the presentation change of own credit adjustments provided by Accounting Standards Update 2016-01 “Recognition and Measurement of Financial Assets and Financial Liabilities.” Accordingly, unrealized changes in the fair value of financial liabilities elected for the fair value option attributable to instrument-specific credit risk (“own credit adjustments”) are now presented separately in other comprehensive income rather than through earnings. As a result of this adoption based on the modified retrospective application, the beginning balance of Retained earnings has been adjusted.

Consolidation analysis

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-02 “Amendments to the Consolidation Analysis.” Accordingly, the consolidation guidance applied to certain investment companies, money market funds, qualifying real estate funds and similar entities has been changed. As a result of this adoption based on the modified retrospective application, the beginning balance of Noncontrolling interests has been adjusted.

Presentation of debt issuance costs

On April 1, 2016, Nomura adopted Accounting Standard Update 2015-03 “Simplifying the Presentation of Debt Issuance Costs.” Accordingly, debt issuance costs related to a recognized debt liability, which used to be presented as a separate asset, are now presented as a direct deduction from the carrying amount of that debt liability. These accounting changes have not had a material impact on Nomura’s consolidated financial statements.

3. Quarterly Consolidated Financial Statements

    The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 23, 2016) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 23, 2016) for the year ended March 31, 2016.

    The review process of the quarterly consolidated financial statements for this period has not been completed by the external auditors.

—    5    —

(1) Consolidated Balance Sheets (UNAUDITED)

	Millions of yen
	March 31, 2016	December 31, 2016	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,476,261	2,647,280	(828,981)
Time deposits	196,632	185,418	(11,214)
Deposits with stock exchanges and other segregated cash	225,950	264,793	38,843

Total cash and cash deposits	3,898,843	3,097,491	(801,352)

Loans and receivables:
Loans receivable	1,605,603	1,661,118	55,515
Receivables from customers	210,844	120,227	(90,617)
Receivables from other than customers	1,156,608	1,105,080	(51,528)
Allowance for doubtful accounts	(3,477)	(3,526)	(49)

Total loans and receivables	2,969,578	2,882,899	(86,679)

Collateralized agreements:
Securities purchased under agreements to resell	9,205,165	11,263,688	2,058,523
Securities borrowed	5,872,495	6,708,693	836,198

Total collateralized agreements	15,077,660	17,972,381	2,894,721

Trading assets and private equity investments:
Trading assets*	16,379,424	16,141,117	(238,307)
Private equity investments	30,578	25,645	(4,933)

Total trading assets and private equity investments	16,410,002	16,166,762	(243,240)

Other assets:
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥402,599 million as of March 31, 2016 and ¥437,669 million as of December 31, 2016)	355,507	340,286	(15,221)
Non-trading debt securities*	870,812	799,251	(71,561)
Investments in equity securities*	137,970	149,234	11,264
Investments in and advances to affiliated companies*	395,284	411,397	16,113
Other	974,511	1,232,408	257,897

Total other assets	2,734,084	2,932,576	198,492

Total assets	41,090,167	43,052,109	1,961,942

*Including securities pledged as collateral

—    6    —

Millions of yen
March 31, 2016	December 31, 2016	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	662,902	620,934	(41,968)
Payables and deposits:
Payables to customers	688,196	1,024,080	335,884
Payables to other than customers	1,337,931	1,916,879	578,948
Deposits received at banks	2,222,991	1,058,930	(1,164,061)

Total payables and deposits	4,249,118	3,999,889	(249,229)

Collateralized financing:
Securities sold under agreements to repurchase	14,192,309	15,812,389	1,620,080
Securities loaned	1,937,009	1,883,569	(53,440)
Other secured borrowings	476,273	290,850	(185,423)

Total collateralized financing	16,605,591	17,986,808	1,381,217

Trading liabilities	7,499,335	8,712,668	1,213,333
Other liabilities	1,200,647	1,283,935	83,288
Long-term borrowings	8,129,559	7,579,896	(549,663)

Total liabilities	38,347,152	40,184,130	1,836,978

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,822,562,601 shares as of March 31, 2016 and
3,822,562,601 shares as of December 31, 2016
Outstanding	-	3,608,391,999 shares as of March 31, 2016 and
3,523,209,781 shares as of December 31, 2016	594,493	594,493	—
Additional paid-in capital	692,706	681,758	(10,948)
Retained earnings	1,516,577	1,641,167	124,590
Accumulated other comprehensive income	44,980	75,846	30,866

Total NHI shareholders’ equity before treasury stock	2,848,756	2,993,264	144,508

Common stock held in treasury, at cost -
214,170,602 shares as of March 31, 2016 and
299,352,820 shares as of December 31, 2016	(148,517)	(186,023)	(37,506)

Total NHI shareholders’ equity	2,700,239	2,807,241	107,002

Noncontrolling interests	42,776	60,738	17,962

Total equity	2,743,015	2,867,979	124,964

Total liabilities and equity	41,090,167	43,052,109	1,961,942

—    7    —

(2) Consolidated Statements of Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015(A)	December 31, 2016(B)
Revenue:
Commissions	344,167	237,152	(31.1)
Fees from investment banking	89,380	64,409	(27.9)
Asset management and portfolio service fees	175,925	159,858	(9.1)
Net gain on trading	292,490	367,286	25.6
Gain on private equity investments	10,447	163	(98.4)
Interest and dividends	333,121	332,797	(0.1)
Gain on investments in equity securities	2,994	10,553	252.5
Other	112,357	116,187	3.4

Total revenue	1,360,881	1,288,405	(5.3)
Interest expense	245,346	234,285	(4.5)

Net revenue	1,115,535	1,054,120	(5.5)

Non-interest expenses:
Compensation and benefits	447,426	381,510	(14.7)
Commissions and floor brokerage	97,990	70,016	(28.5)
Information processing and communications	142,984	128,002	(10.5)
Occupancy and related depreciation	57,498	51,910	(9.7)
Business development expenses	26,114	24,025	(8.0)
Other	166,027	158,170	(4.7)

Total non-interest expenses	938,039	813,633	(13.3)

Income before income taxes	177,496	240,487	35.5
Income tax expense	24,039	60,730	152.6

Net income	153,457	179,757	17.1

Less: Net income attributable to noncontrolling interests	2,754	1,406	(48.9)

Net income attributable to NHI shareholders	150,703	178,351	18.3

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	41.88	49.94	19.2

Diluted-
Net income attributable to NHI shareholders per share	40.85	48.76	19.4

—    8    —

(3) Consolidated Statements of Comprehensive Income (UNAUDITED)

	Millions of yen		% Change
	For the nine months ended
	December 31, 2015(A)	December 31, 2016(B)	(B-A)/(A)
Net income	153,457	179,757	17.1
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	(1,998)	27,770	—
Deferred income taxes	(18,051)	(1,332)	—

Total	(20,049)	26,438	—

Defined benefit pension plans:
Pension liability adjustment	(297)	1,197	—
Deferred income taxes	225	(334)	—

Total	(72)	863	—

Non-trading securities:
Net unrealized gain (loss) on non-trading securities	(992)	(7,606)	—
Deferred income taxes	192	2,463	—

Total	(800)	(5,143)	—

Own Credit Adjustments:
Own Credit Adjustments	—	(13,865)	—
Deferred income taxes	—	2,020	—

Total	—	(11,845)	—

Total other comprehensive income (loss)	(20,921)	10,313	—

Comprehensive income	132,536	190,070	43.4
Less: Comprehensive income attributable to noncontrolling interests	1,820	147	(91.9)

Comprehensive income attributable to NHI shareholders	130,716	189,923	45.3

(4) Note with respect to the Assumption as a Going Concern (UNAUDITED)

         Not applicable.

—    9    —

(5) Segment Information – Operating Segment (UNAUDITED)

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net revenue
Business segment information:
Retail	350,627	271,257	(22.6)
Asset Management	75,098	76,118	1.4
Wholesale	584,072	568,080	(2.7)

Subtotal	1,009,797	915,455	(9.3)
Other	102,913	129,213	25.6

Net revenue	1,112,710	1,044,668	(6.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,825	9,452	234.6

Net revenue	1,115,535	1,054,120	(5.5)

Non-interest expenses
Business segment information:
Retail	235,153	222,233	(5.5)
Asset Management	44,210	42,458	(4.0)
Wholesale	545,833	434,757	(20.3)

Subtotal	825,196	699,448	(15.2)
Other	112,843	114,185	1.2

Non-interest expenses	938,039	813,633	(13.3)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	938,039	813,633	(13.3)

Income (loss) before income taxes
Business segment information:
Retail	115,474	49,024	(57.5)
Asset Management	30,888	33,660	9.0
Wholesale	38,239	133,323	248.7

Subtotal	184,601	216,007	17.0
Other *	(9,930)	15,028	—

Income (loss) before income taxes	174,671	231,035	32.3

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	2,825	9,452	234.6

Income (loss) before income taxes	177,496	240,487	35.5

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2015 (A)	December 31, 2016 (B)
Net gain (loss) related to economic hedging transactions	(2,128)	(8,093)	—
Realized gain (loss) on investments in equity securities held for operating purposes	169	1,101	551.5
Equity in earnings of affiliates	27,669	22,963	(17.0)
Corporate items	(47,096)	(10,341)	—
Other	11,456	9,398	(18.0)

Total	(9,930)	15,028	—

—    10    —

(6) Significant Changes in Equity (UNAUDITED)

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2016
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	692,706
Issuance and exercise of common stock options	(10,948)

Balance at end of period	681,758

Retained earnings
Balance at beginning of year	1,516,577
Cumulative effect of change in accounting principle (1)	(19,294)
Net income attributable to NHI shareholders	178,351
Cash dividends	(31,997)
Gain (loss) on sales of treasury stock	(2,470)

Balance at end of period	1,641,167

Accumulated other comprehensive income
Cumulative translation adjustments
Balance at beginning of year	53,418
Net change during the period	26,373

Balance at end of period	79,791

Defined benefit pension plans
Balance at beginning of year	(33,325)
Pension liability adjustment	863

Balance at end of period	(32,462)

Non-trading securities
Balance at beginning of year	24,887
Net unrealized gain (loss) on non-trading securities	(3,819)

Balance at end of period	21,068

Own credit adjustments
Balance at beginning of year	—
Cumulative effect of change in accounting principle (1)	19,294
Own credit adjustments	(11,845)

Balance at end of period	7,449

Balance at end of period	75,846

Common stock held in treasury
Balance at beginning of year	(148,517)
Repurchases of common stock	(61,334)
Sale of common stock	1
Common stock issued to employees	22,554
Other net change in treasury stock	1,273

Balance at end of period	(186,023)

Total NHI shareholders’ equity

Balance at end of period	2,807,241

Noncontrolling interests
Balance at beginning of year	42,776
Cumulative effect of change in accounting principle (1)	11,330
Net change during the period	6,632

Balance at end of period	60,738

Total equity

Balance at end of period	2,867,979

(1) In relation to Cumulative effect of change in accounting principle, please refer to section “2. Notes to the Summary Information (1) Changes in Accounting Policies.”

—    11    —

4. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives (UNAUDITED)

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016(A)	December 31, 2016(B)
Revenue:
Commissions	130,343	111,501	102,323	87,792	76,255	74,640	86,257	15.6	431,959
Fees from investment banking	24,497	44,867	20,016	28,953	17,313	23,353	23,743	1.7	118,333
Asset management and portfolio service fees	59,940	58,177	57,808	53,081	52,612	52,140	55,106	5.7	229,006
Net gain on trading	124,748	62,551	105,191	61,541	140,143	118,758	108,385	(8.7)	354,031
Gain (loss) on private equity investments	1,154	602	8,691	3,314	(13)	(420)	596	—	13,761
Interest and dividends	113,649	111,540	107,932	106,929	106,551	108,863	117,383	7.8	440,050
Gain (loss) on investments in equity securities	9,186	(10,882)	4,690	(23,498)	(9,966)	7,654	12,865	68.1	(20,504)
Other	44,931	39,551	27,875	44,103	35,517	41,121	39,549	(3.8)	156,460

Total revenue	508,448	417,907	434,526	362,215	418,412	426,109	443,884	4.2	1,723,096
Interest expense	84,416	81,303	79,627	82,069	79,932	79,114	75,239	(4.9)	327,415

Net revenue	424,032	336,604	354,899	280,146	338,480	346,995	368,645	6.2	1,395,681

Non-interest expenses:
Compensation and benefits	155,896	149,723	141,807	126,765	125,949	127,969	127,592	(0.3)	574,191
Commissions and floor brokerage	34,243	32,621	31,126	25,891	24,172	22,867	22,977	0.5	123,881
Information processing and communications	47,934	48,219	46,831	46,926	44,249	41,601	42,152	1.3	189,910
Occupancy and related depreciation	18,729	19,173	19,596	20,913	18,228	16,803	16,879	0.5	78,411
Business development expenses	8,330	8,454	9,330	9,778	8,296	6,881	8,848	28.6	35,892
Other	52,888	58,537	54,602	62,211	54,821	49,100	54,249	10.5	228,238

Total non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	272,697	2.8	1,230,523

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	81,774	95,948	17.3	165,158
Income tax expense	36,368	(28,377)	16,048	(1,443)	15,791	19,721	25,218	27.9	22,596

Net income (loss)	69,644	48,254	35,559	(10,895)	46,974	62,053	70,730	14.0	142,562

Less: Net income attributable to noncontrolling interests	902	1,695	157	8,258	149	873	384	(56.0)	11,012

Net income (loss) attributable to NHI shareholders	68,742	46,559	35,402	(19,153)	46,825	61,180	70,346	15.0	131,550

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income (loss) attributable to NHI shareholders per share	19.11	12.95	9.83	(5.31)	13.00	17.10	19.89	16.3	36.53

Diluted-
Net income (loss) attributable to NHI shareholders per share	18.65	12.63	9.61	(5.33)	12.71	16.68	19.44	16.5	35.52

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(2) Business Segment Information – Quarterly Comparatives (UNAUDITED)

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016(A)	December 31, 2016(B)
Net revenue

Business segment information:
Retail	130,689	115,658	104,280	85,007	83,751	86,164	101,342	17.6	435,634
Asset Management	26,917	22,854	25,327	20,311	25,934	21,277	28,907	35.9	95,409
Wholesale	205,184	192,911	185,977	136,205	190,932	179,863	197,285	9.7	720,277

Subtotal	362,790	331,423	315,584	241,523	300,617	287,304	327,534	14.0	1,251,320
Other	52,244	16,080	34,589	62,139	48,411	52,111	28,691	(44.9)	165,052

Net revenue	415,034	347,503	350,173	303,662	349,028	339,415	356,225	5.0	1,416,372

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	7,580	12,420	63.9	(20,691)

Net revenue	424,032	336,604	354,899	280,146	338,480	346,995	368,645	6.2	1,395,681

Non-interest expenses

Business segment information:
Retail	79,790	78,913	76,450	72,850	75,086	71,754	75,393	5.1	308,003
Asset Management	15,171	14,442	14,597	14,533	13,695	13,844	14,919	7.8	58,743
Wholesale	185,513	184,282	176,038	159,039	144,290	140,596	149,871	6.6	704,872

Subtotal	280,474	277,637	267,085	246,422	233,071	226,194	240,183	6.2	1,071,618
Other	37,546	39,090	36,207	46,062	42,644	39,027	32,514	(16.7)	158,905

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	272,697	2.8	1,230,523

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	318,020	316,727	303,292	292,484	275,715	265,221	272,697	2.8	1,230,523

Income (loss) before income taxes

Business segment information:
Retail	50,899	36,745	27,830	12,157	8,665	14,410	25,949	80.1	127,631
Asset Management	11,746	8,412	10,730	5,778	12,239	7,433	13,988	88.2	36,666
Wholesale	19,671	8,629	9,939	(22,834)	46,642	39,267	47,414	20.7	15,405

Subtotal	82,316	53,786	48,499	(4,899)	67,546	61,110	87,351	42.9	179,702
Other *	14,698	(23,010)	(1,618)	16,077	5,767	13,084	(3,823)	—	6,147

Income (loss) before income taxes	97,014	30,776	46,881	11,178	73,313	74,194	83,528	12.6	185,849

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	8,998	(10,899)	4,726	(23,516)	(10,548)	7,580	12,420	63.9	(20,691)

Income (loss) before income taxes	106,012	19,877	51,607	(12,338)	62,765	81,774	95,948	17.3	165,158

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended							(B-A)/(A)	For the year ended March 31, 2016
	June 30, 2015	September 30, 2015	December 31, 2015	March 31, 2016	June 30, 2016	September 30, 2016(A)	December 31, 2016(B)
Net gain (loss) related to economic hedging transactions	(2,553)	1,052	(627)	8,498	11,974	(4,119)	(15,948)	—	6,370
Realized gain (loss) on investments in equity securities held for operating purposes	188	17	(36)	18	582	74	445	501.4	187
Equity in earnings of affiliates	13,831	9,054	4,784	5,058	1,058	10,945	10,960	0.1	32,727
Corporate items	(3,940)	(39,985)	(3,171)	(5,218)	(4,306)	(5,266)	(769)	—	(52,314)
Other	7,172	6,852	(2,568)	7,721	(3,541)	11,450	1,489	(87.0)	19,177

Total	14,698	(23,010)	(1,618)	16,077	5,767	13,084	(3,823)	—	6,147

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(3) Changes in Tax Laws (UNAUDITED)

On November 18, 2016, the “Act to partially amend the Act for partial amendment of the Local Tax Act and Local Allocation Tax Act and for the Drastic Reform of the Taxation System for Ensuring Stable Financial Resources for Social Security” (Act No.86 of 2016) was enacted. Under this Act, the timing of implementation for the tax reform which had been scheduled at the fiscal year beginning on or after April 1, 2017, was postponed to the fiscal year beginning on or after October 1, 2019.

Though the domestic statutory tax rates to calculate deferred tax assets and liabilities will not change, due to reclassification between national tax and local tax, net deferred tax liabilities increased by 3,366 million yen and income tax expenses increased by the same amount.

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(4) Unconsolidated Quarterly Financial Statements [Japanese GAAP]

Unconsolidated quarterly financial statements have been voluntarily disclosed and prepared based on regulatory rules.

Nomura Holdings, Inc. Unconsolidated Balance Sheets

(UNAUDITED)

	Millions of yen
	March 31, 2016	December 31, 2016
Assets
Current Assets	4,058,321	3,516,613
Fixed Assets	3,320,801	3,319,646

Total Assets	7,379,122	6,836,259

Liabilities
Current Liabilities	1,599,923	1,379,629
Long-term Liabilities	3,358,039	2,933,877

Total Liabilities	4,957,962	4,313,506

Net Assets
Shareholders’ equity	2,305,324	2,420,407
Valuation and translation adjustments	67,933	65,584
Stock acquisition rights	47,904	36,762

Total Net Assets	2,421,160	2,522,754

Total Liabilities and Net Assets	7,379,122	6,836,259

Nomura Holdings, Inc. Unconsolidated Statements of Income (UNAUDITED)
	Millions of yen
	For the nine months ended
	December 31, 2015	December 31, 2016
Operating revenue	528,610	369,554
Operating expenses	171,135	164,253

Operating income	357,475	205,300

Non-operating income	4,651	3,880
Non-operating expenses	5,843	11,516

Ordinary income	356,283	197,664

Special profits	1,406	6,572
Special losses	1,674	268

Income before income taxes	356,015	203,967

Income taxes - current	5,787	3,985
Income taxes - deferred	(55,091)	313

Net income	405,319	199,670

(5) Other

    Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

    http://www.nomuraholdings.com/company/group/nsc/pdf/2017_3q.pdf

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